UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K


      (Mark One)

         [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2003

                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from _____to_____.


         Commission file number 333-78445


            A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                Commerce Bank/Harrisburg Retirement Savings Plan



            B. Name of issuer of the  securities  held  pursuant to the plan and the address of its principal executive office:

                       Pennsylvania Commerce Bancorp, Inc.
                                100 Senate Avenue
                               Camp Hill, PA 17011

        The Commerce Bank/Harrisburg, N.A. 401(K) Retirement Savings Plan


                 Financial Statements and Supplemental Schedule

                           December 31, 2003 and 2002

              The Commerce Bank/Harrisburg Retirement Savings Plan









                                TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM......................4

FINANCIAL STATEMENTS
         Statements of Net Assets Available for Benefits.....................5
         Statements of Changes in Net Assets Available for Benefits..........6
         Notes to Financial Statements ......................................7
SUPPLEMENTAL SCHEDULE
         Report of Independent Registered Public Accounting Firm
                 on Supplementary Schedule .................................12
         Schedule of Assets (Held at End of Year) ..........................13

                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM

To the Trustees and Plan Administrator
Commerce Bank/Harrisburg Retirement
    Savings Plan
Camp Hill, Pennsylvania


         We have audited the accompanying statements of net assets available for benefits of the Commerce Bank/Harrisburg Retirement Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan at December 31, 2003 and 2002, and the changes in its financial status for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



                                                 /s/ Beard Miller Company LLP






Harrisburg, Pennsylvania
May 21, 2004

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


COMMERCE BANK/HARRISBURG RETIREMENT SAVINGS PLAN
------------------------------------------------------------------------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                      December 31,
                                                                  2003            2002
ASSETS
------------------------------------------------------------------------------------------

     Investments, at fair value:
         Cash and money market funds                           $  196,273      $  145,818
         Mutual funds                                           1,728,018       1,091,629
         Pennsylvania Commerce Bancorp, Inc. common stock         675,954         492,468
                                                               ----------      ----------

                                                                2,600,245       1,729,915
                                                               ----------      ----------

     Receivables:
            Employer's Contributions                               80,607          59,867
                                                               ----------      ----------

         Total Assets                                           2,680,852       1,789,782



Liability, other                                                        6               2
                                                               ----------      ----------


         Net Assets Available for Benefits                     $2,680,846      $1,789,780
                                                               ==========      ==========

See notes to financial statements.






COMMERCE BANK/HARRISBURG RETIREMENT SAVINGS PLAN
----------------------------------------------------------------------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                                          Years Ended December 31,
                                                                            2003            2002

----------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS)
     Net appreciation (depreciation) in fair value of investments      $   513,797       $  (275,934)
     Interest and dividends                                                 27,785            37,948
                                                                       -----------       -----------

                                                                           541,582          (237,986)
                                                                       -----------       -----------

CONTRIBUTIONS
     Participants                                                          512,326           381,684
     Employer                                                               80,607            59,867
                                                                       -----------       -----------

                                                                           592,933           441,551
                                                                       -----------       -----------

BENEFITS PAID TO PARTICIPANTS                                             (243,449)          (89,631)
                                                                       -----------       -----------

         Net Increase                                                      891,066           113,934

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR                    1,789,780         1,675,846
                                                                       -----------       -----------

NET ASSETS AVAILABLE FOR BENEFITS -  END OF YEAR                       $ 2,680,846       $ 1,789,780
                                                                       ===========       ===========

See notes to financial statements.


NOTES TO FINANCIAL STATEMENTS



NOTE 1 - DESCRIPTION OF THE PLAN

              The following brief description of the Commerce Bank/Harrisburg Retirement Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

              General

                  The Plan was established February 15, 1993. The Plan is a contributory defined contribution plan. Under the Plan, all employees who are 21 years of age and have completed six months of service are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

              Participation

                  An employee becomes a participant in the Plan on the earlier of the first day of the Plan year or the first day of the seventh month of the Plan year coinciding with or next following the date eligibility requirements are met.

              Service Rules

                  Employees are credited with a year of service for each Plan year during which they have at least 1,000 hours of service.

              Contributions

                  There are three types of contributions that can be added to a participant's account: an employee salary deferral contribution, an employer matching contribution, and an employer profit sharing contribution. Participants may contribute up to 15% of their annual pre-tax compensation by way of a salary deferral contribution. The employer contributes an amount equal to 25% of the participant's salary deferral contributions, up to a maximum of 6% of the participant's compensation. Each year, the employer, at the sole discretion of its Board of Directors, determines the amount of the employer profit sharing contribution to be made from current or accumulated net earnings. There were no profit sharing contributions approved by the Board of Directors or made to the Plan during the years ended December 31, 2003 and 2002. The participants may direct their contributions into several different investment options.

              Participants' Accounts

                  Each participant's account is credited with an allocation of various contributions, Plan earnings (including unrealized appreciation or depreciation of Plan assets) and forfeitures of the nonvested portion of terminated participants' employer contributions. Allocations of Plan earnings are based on participants' account balances during the valuation period. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)



              Vesting

                  A participant is 100% vested at all times in the participant's salary deferral account regardless of the number of years of service. If participants cease participation, other than by retirement, disability, or death, the vested interest in the remainder of their accounts is dependent upon the years of credited service, as follows:

                 Years of Service                          Percent Vested
             ---------------------------                -----------------------
                        0-1                                        0%
                         2                                        20%
                         3                                        40%
                         4                                        60%
                         5                                        80%
                     6 or more                                   100%




              Payment of Benefits

                  Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity. Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their employer matching and profit sharing contribution accounts does not exceed $5,000. If the account balances exceed $5,000, the assets will generally be held in a trust until the participant's normal or early retirement date. However, terminated participants may elect to receive their salary deferral accounts in the year following termination.

                  There were $4,190 and $0 distributions due to participants at December 31, 2003 and 2002, respectively.

              Forfeitures

                  Forfeitures of employer matching non-vested accounts may be used to reduce the employer's matching 401(k) contribution. During the years ended December 31, 2003 and 2002, forfeitures applied against employer contributions amounted to $3,240 and $1,245, respectively. Forfeited profit sharing non-vested accounts are allocated to all eligible participants.

              Administrative Costs

                  Significant administrative costs of the Plan are absorbed by the Company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES



              Basis of Accounting

                  The financial statements of the Plan are prepared on the accrual basis of accounting.

              Valuation of Investments

                  Investments are stated at fair value by reference to quoted market prices on the last business day of the reporting period.

                  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded and allocated on a daily valuation basis. Dividends are recorded on the ex-dividend date.

                  Investments of the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

              Estimates

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

              Reclassification of Comparative Amounts

                  Certain comparative amounts for 2002 have been reclassified to conform to 2003 classifications.

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


NOTE 3 - INVESTMENTS

              The Plan's investments are held in certain mutual funds under the administration of the Fidelity Investment Advisory Group and Pennsylvania Commerce Bancorp, Inc. common stock. The following table presents the fair value of the investments:

                                                                                        2003                2002
-------------------------------------------------------------------------------------------------------------------
                   Cash
                                                                                    $    42,226     $             2
                   Money market funds:
                        Fidelity Spartan Money Market Fund                              153,961 *           145,811 *
                        Fidelity Cash Reserves Fund                                          86                   5
                                                                                ----------------    ----------------

                                                                                        196,273             145,818
                                                                                ----------------    ----------------

                   Mutual funds:
                        Fidelity U.S. Bond Index Fund                                   201,176 *                --
                        Strong Corporate Bond Fund                                           --             133,180 *
                        Fidelity Convertible Securities Fund                            172,794 *           123,769 *
                        Fidelity Spartan U.S. Equity Index Fund                         267,293 *           145,337 *
                        Fidelity Mid-Cap Stock Fund                                     160,754 *            59,715
                        Janus Worldwide Fund                                            256,620 *           204,774 *
                        Janus Fund                                                      158,209 *            93,606 *
                        Sound Shore Fund                                                293,312 *           199,045 *
                        White Oak Growth Stock Fund                                      53,368              21,913
                        Oakmark Fund                                                    164,492 *           110,290 *
                                                                                ----------------    ----------------

                                                                                      1,728,018           1,091,629
                                                                                ----------------    ----------------

                   Pennsylvania Commerce Bancorp, Inc.,                                 675,954 *           492,468 *
                        common stock
                                                                                ----------------    ----------------

                                                                                    $ 2,600,245     $     1,729,915
                                                                                ================    ================

                  * Represents 5% or more of the net assets available for benefits.

     The net appreciation (depreciation) in fair value of investments for each significant class of investments consists of the following for the years ended December 31:

                                                                                    2003                 2002

-------------------------------------------------------------------------------------------------------------------
                   Mutual funds                                                     $   310,950           $(266,175)
                   Common stock                                                         202,847              (9,759)
                                                                               ----------------     ----------------

                                                                                    $   513,797           $(275,934)
                                                                               ================     ================


NOTE 4 - PLAN TERMINATION

              Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.



NOTE 5 - INCOME TAX STATUS

              The Plan obtained its latest determination letter on December 2, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt through the year ended December 31, 2003.

NOTE 6 -  RELATED PARTY TRANSACTIONS

              Certain Plan investments are shares of common stock that are issued by the Plan sponsor. Therefore, related transactions qualify as related party transactions.



NOTE 7 - PARTIES-IN-INTEREST TRANSACTIONS

              Certain Plan investments are shares of mutual funds that are managed by the custodian. Therefore, related transactions qualify as party-in-interest transactions. All other transactions which may be considered parties-in-interest transactions relate to normal plan management and administrative services and the related payment of fees.


NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500


                                                     2003              2002
                                                 -----------       -----------
Net assets available for benefits                $ 2,680,846       $ 1,789,780
Benefit claims payable                                (4,190)             --
                                                 -----------       -----------

  Form 5500, Schedule H, Part I, Item 1          $ 2,676,656       $ 1,789,780
                                                 ===========       ===========


Benefits paid to participants                    $   243,449       $    89,631
Benefit claims payable                                 4,190              --
                                                 -----------       -----------


  Form 5500, Schedule H, Part II, Item e(1)      $   247,639       $    89,631
                                                 ===========       ===========

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
                           ON SUPPLEMENTARY SCHEDULE

To the Trustees and Plan Administrator
Commerce Bank/Harrisburg Retirement Savings Plan
Camp Hill, Pennsylvania


     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                               /s/ Beard Miller Company LLP






Harrisburg, Pennsylvania
May 21, 2004

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


SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 - SCHEDULE H - PART IV - LINE 4i
EIN:  23-2324730
PN:  001


                                                December 31, 2003

--------------------------------------------------------------------------------------------------------------


                                                          Description of           ***         Current Value
 (a)              Identity of Issue (b)                  Investment ( c)         Cost (d)           (e)
------ --------------------------------------------  ------------------------- -------------  ----------------

**     Fidelity U.S. Bond Index Fund                       Mutual Fund              N/A        $   201,176
**     Fidelity Spartan Money Market Fund                Money Market Fund          N/A            153,961
**     Fidelity Cash Reserves Fund                       Money Market Fund          N/A                 86
**     Fidelity Convertible Securities Fund                Mutual Fund              N/A            172,794
**     Fidelity Spartan U.S. Equity Index Fund             Mutual Fund              N/A            267,293
**     Fidelity Mid-Cap Stock Fund                         Mutual Fund              N/A            160,754
       Janus Worldwide Fund                                Mutual Fund              N/A            256,620
       Janus Fund                                          Mutual Fund              N/A            158,209
       Sound Shore Fund                                    Mutual Fund              N/A            293,312
       White Oak Growth Stock Fund                         Mutual Fund              N/A             53,368
       Oakmark Fund                                        Mutual Fund              N/A            164,492
*      Pennsylvania Commerce Bancorp, Inc.                 Common Stock             N/A            675,954
**     Fidelity Prime Fund Daily Money Class                   Cash                                 42,226
                                                                                              ----------------

                                                                                               $ 2,600,245
                                                                                              ================

*      Related party.
**     Party-in-interest.
***    Historical cost has not been presented as all investments are participant directed.




                                   SIGNATURES







         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                               Commerce Bank/Harrisburg Retirement Savings Plan


Dated: June 28, 2004
       -------------

                                            /s/ Gary L. Nalbandian
                                            -----------------------------------
                                            By: Gary L. Nalbandian,
                                            Trustee

                                            /s/ Mark A. Zody
                                            -----------------------------------
                                            By: Mark A. Zody,
                                            Trustee

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